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                                  NEWS RELEASE
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FOR IMMEDIATE RELEASE                               MEDIA & INVESTOR CONTACTS:
                                                    --------------------------

                                                    David Taber, President & CEO
                                                         AMERICAN RIVER HOLDINGS
                                                                  (916) 231-6114
                                                        Mitchell A. Derenzo, CFO
                                                         AMERICAN RIVER HOLDINGS
                                                                  (916) 231-6123



SACRAMENTO, CA - AUGUST 18, 2000

         AMERICAN RIVER HOLDINGS ANNOUNCES RESULTS FOR 2ND QUARTER 2000


American River Holdings (AMRB.OB), the parent company of American River Bank and FIRST SOURCE CAPITAL, reported today a 25% increase in core diluted earnings per share and a 20% growth in total assets. This was the 66TH CONSECUTIVE PROFITABLE QUARTER for this financial services company. The performance measures were strong and the asset quality of the company remains solid.

Core diluted earnings per share were 45 cents for the quarter ended June 30, 2000 compared to 36 cents for the comparable period in 1999. These core earnings exclude $105,000 net of tax merger related costs for the pending merger between American River Holdings and North Coast Bank in Santa Rosa (NCTA.OB) which was publicly announced March 1, 2000. This proposed merger is subject to regulatory and shareholder approval. The shareholders' meetings are set for September 21, 2000.

Core earnings for the quarter were $833,000 up from the $715,000 recorded in the second quarter of 1999. Net Income, after merger related costs, was $728,000 for the quarter just ended. On a comparable diluted earnings per share basis, the second quarter earnings were 39 cents versus 36 cents in the second quarter of 1999. The solid increase in earnings was the result of increases of $245,000 in the net interest margin, and $130,000 in non-interest income to $498,000 for the quarter. These increases in revenue were offset by a $157,000 increase in non-interest expense excluding merger costs.

Total assets increased 20% to $208,805,000 from the $174,675,000 a year earlier. This increase in assets was mainly due to a 21% increase in net loans outstanding and a 13% increase in investment securities. The growth in assets was funded primarily with an 18% increase in client deposits which reached $182,762,000 on June 30, 2000. "This exceptional growth validates our long-held philosophy of having talented people build relationships with great clients," said David Taber, president and CEO of American River Holdings.

Performance ratios for the quarter continued to improve including a Return on Average Assets of 1.67%, a Return on Average Equity of 18.96% when measured on core earnings and Return of Average Assets of 1.46%, and a Return of Average Equity of 16.57% when measured on net income. The efficiency ratio improved as well to 50.89% and 56.50% measured on core earnings and net income, respectively.

August 18, 2000
Page two



On June 30, 2000, the company owned no foreclosed property and non-performing loans were just $21,000. The allowance for loan losses was $1,838,000, or 1.38% of total loans outstanding.


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This news release contains forward-looking statements about American River
Holdings' and North Coast Bank's financial condition, results of operations, plans, objectives and future performance. A number of factors, any of which are beyond the control of American River Holdings or North Coast Bank could cause actual results to differ materially from those in the forward-looking statements.

American River Holdings has filed a registration statement with the Securities and Exchange Commission to register the securities of American River Holdings to be offered and issued to shareholders of North Coast Bank in the proposed transaction. The registration statement was declared effective on August 10, 2000 and includes a proxy statement/prospectus that will be sent to the shareholders of both companies, seeking their approval of the proposed transaction. The registration statement and other documents concerning the proposed transaction may also be obtained without charge at the Commission's website at: http://www.sec.gov. Shareholders are urged to read the documents filed with the Commission because they contain important information.

This news release does not constitute an offer to sell to, or a solicitation of an offer to buy from anyone in any state or jurisdiction in which such an offer of solicitation is not authorized. The securities described in this news release have not been approved by the Securities and Exchange Commission or any state securities authority nor has the Commission or any regulatory authority or any state passed upon the accuracy or adequacy of this news release. Any representation to the contrary is unlawful. No person other than the company has been authorized to give any information or to make any representations other than those contained in this news release in connection with the securities described therein, and, if given or made, such other information or representation must not be relied upon as having been made or authorized by the company.
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
AMERICAN RIVER HOLDINGS
FINANCIAL SUMMARY

STATEMENT OF CONDITION                    JUNE 30          JUNE 30          PERCENT
     (unaudited)                           2000             1999            CHANGE
                                       ------------     ------------        ------
ASSETS
CASH & DUE FROM BANKS                  $ 21,014,000     $ 17,253,000         21.80%
INVESTMENTS                              49,337,000       43,505,000         13.41%
NET LOANS                               131,515,000      108,634,000         21.06%
BANK PREMISES & FF&E                        660,000          413,000         59.81%
AR SERVICING RECEIVABLE                   2,705,000        1,527,000         77.14%
OTHER ASSETS                              3,574,000        3,343,000          6.91%
                                       ------------     ------------        ------
TOTAL ASSETS                           $208,805,000     $174,675,000         19.54%
                                       ============     ============        ======

LIABILITIES
TOTAL DEPOSITS                         $182,762,000     $155,064,000         17.86%
SHORT & LONG-TERM BORROWINGS              6,405,000        2,145,000        198.60%
OTHER LIABILITIES                         1,714,000        1,504,000         13.96%
                                       ------------     ------------        ------
TOTAL LIABILITIES                       190,881,000      158,713,000         20.27%

TOTAL EQUITY CAPITAL                     17,924,000       15,962,000         12.29%
                                       ------------     ------------        ------
TOTAL LIABILITIES & CAPITAL            $208,805,000     $174,675,000         19.54%
                                       ============     ============        ======


STATEMENT OF INCOME                    SECOND         SECOND             FOR THE SIX MONTHS
     (unaudited)                       QUARTER        QUARTER              ENDING JUNE 30
                                        2000           1999             2000           1999
                                   -------------   -------------   -------------   -------------

TOTAL INTEREST INCOME              $   3,965,000   $   3,306,000   $   7,731,000   $   6,588,000

TOTAL INTEREST EXPENSE                 1,431,000       1,017,000       2,748,000       2,036,000
                                   -------------   -------------   -------------   -------------

NET INTEREST MARGIN                    2,534,000       2,289,000       4,983,000       4,552,000

PROVISION FOR LOAN LOSSES                123,000          94,000         228,000         188,000

TOTAL OTHER INCOME                       498,000         365,000         953,000         669,000

TOTAL OTHER EXPENSES                   1,725,000       1,398,000       3,250,000       2,778,000
                                   -------------   -------------   -------------   -------------

PRETAX INCOME                          1,184,000       1,162,000       2,458,000       2,255,000

INCOME TAXES                             456,000         447,000         936,000         867,000
                                   -------------   -------------   -------------   -------------

NET INCOME                         $     728,000   $     715,000   $   1,522,000   $   1,388,000

MERGER EXPENSES, NET OF TAX        $     105,000              $0   $     105,000              $0
                                   -------------              --   -------------              --

CORE EARNINGS                      $     833,000   $     715,000   $   1,627,000   $   1,388,000
                                   =============   =============   =============   =============

EARNINGS PER SHARE--BASIC          $        0.41   $        0.39   $        0.85   $        0.76
EARNINGS PER SHARE--DILUTED        $        0.39   $        0.36   $        0.81   $        0.71

CORE EARNINGS PER SHARE--BASIC     $        0.46   $        0.39   $        0.91   $        0.76
CORE EARNINGS PER SHARE--DILUTED   $        0.45   $        0.36   $        0.87   $        0.71

TRAILING 12-MONTH DILUTED EPS                                                      $        1.60
TRAILING 12-MONTH CORE DILUTED EPS                                                 $        1.66
AVERAGE SHARES OUTSTANDING             1,793,274       1,833,912       1,793,274       1,832,979

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OPERATING RATIOS (THROUGH JUNE 30):
-----------------------------------
  RETURN ON AVERAGE ASSETS                                                  1.54%           1.60%
  RETURN ON AVERAGE ASSETS-CORE                                             1.65%           1.60%
  RETURN ON AVERAGE EQUITY                                                 17.87%          17.73%
  RETURN ON AVERAGE EQUITY-CORE                                            19.10%          17.73%
  EFFICIENCY RATIO                                                         54.33%          52.82%
  EFFICIENCY RATIO-CORE                                                    51.47%          52.82%
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EARNINGS PER SHARE HAVE BEEN ADJUSTED FOR A 5% STOCK DIVIDEND IN OCTOBER 1999
AND A 3 FOR 2 STOCK SPLIT IN MAY OF 1999.